PRESS RELEASE
Exhibit 99.9

Institut Pasteur and Total Join Forces
To Combat Infectious Diseases
Paris, October 13, 2005 — On October 13, Total and Institut Pasteur signed a corporate funding agreement intended to strengthen the scientific and human resources allocated to the fight against infectious diseases.
The five-year agreement covers two areas.
•	Support for Institut Pasteur’s research programs
Total will contribute €2.5 million over the period to finance infectious disease research programs conducted by Institut Pasteur’s multidisciplinary, international teams. For 2005/2006, four programs will be supported: hepatitis C, emergency diarrhea diagnosis, a candidate vaccine for dengue fever, and cell death caused by infections.
•	Infectious disease training initiatives
In non-OECD countries where Institut Pasteur is present, Total will support programs to train medical and paramedical staff in the prevention, diagnosis and treatment of sexually transmitted diseases (STD) and other infectious diseases. In other countries, Institut Pasteur will oversee and validate similar training programs conducted by local organizations with Total’s support.
The first initiative will now be undertaken following the signature in Angola on September 13 of an agreement with Centro de Apoio aos Jovens, a local youth center. Other projects are being examined or finalized, in particular with the Institut Pasteur of Iran in Tehran.
By 2010, Total will have allocated some €10 million to these initiatives.
With this new partnership, Total has taken a major step forward in its commitment to humanitarian programs and social solidarity. Total is already involved through subsidiaries in local programs, in particular to fight AIDS. This agreement with one of the world’s leading biomedical research institutes will help the Group to ensure the quality and effectiveness of its commitments to its host communities.
Founded by Louis Pasteur in 1887, Institut Pasteur is a private, non-profit biomedical research foundation that carries out scientific and medical research, education and training, public health services and other public interest activities in France and around the world. With the sponsorship agreement signed with Total, Institut Pasteur has secured the support of a major global corporation to help pursue its core mission of combating infectious diseases in France and abroad. Corporate funding represents a significant source of the Institute’s budget, one-third of which is covered by donations. Increasing the amount of corporate funding is essential to the Institute’s development and to maintaining its position in the forefront of global biomedical scientific research.
Press contacts :
Total : Patricia Marie, Press Officer : tel. 01.47.44.45.90 / patricia.marie@total.com
Institut Pasteur : Michèle Gallard, Corporate Communications / Vice-President : tel. 01 44 38 94 81 / mgallard@pasteur.fr
Nadine Peyrolo, Press Officer : tel. 01 45 68 81 47 / npeyrolo@pasteur.fr